

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Mackie Barch
President, Chief Executive Officer and Chairman
Sunpeaks Ventures, Inc.
9337 Fraser Avenue.
Silver Spring, MD 20910

>   **Re: Sunpeaks Ventures, Inc.**
>   **Current Report on Form 8-K**
>   **Filed February 17, 2012**
>   **Response dated May 8, 2012**
>   **File No. 000-54523**

Dear Mr. Barch:

We have reviewed your response dated May 8, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your undertakings to provide additional disclosure for prior comments 2, 8, 21 and 30, and we reissue these comments. We also note your response to our prior comments 20, 31, 32, 33, 34, 35, 36, 38 and 39 will be provided in the amended 8-K. We are unable to complete our review of these comments until such time as we have draft disclosure or an amendment to the Form 8-K to review. We may have further comments upon review of the amended 8-K.

Business, page 4

2.	We note your response to prior comment three. Please revise the disclosure that you are "focused on originating a high volume of special orders from a wide customer base" to clarify that there is no guarantee you will be able to generate high volumes of special orders or have a wide customer base.

3.	We note the disclosure on page five that the inventory you purchased from Healtrite was resold at the same prices as you purchased from Healthrite. Please explain the business purpose of these transactions, if you sold the inventory for the same price as you purchased the items.

Clotamin…, page 6

4.	Please disclose when you acquired the rights to Clotamin and disclose the material terms of the agreement, in particular any payments to be made, such as royalties, etc. Please file the agreement as an exhibit.

5.	Refer to prior comment 11. We note your proposed revised disclosure on page 6 regarding your warehouse facility for Clotamin. Please identify the warehouse facility in the property section and file any material agreement as an exhibit.

6.	We reissue prior comment 13. Please disclose the material terms of the agreement with NCPA and file the agreement as an exhibit. The Form 8-K provides disclosure as of the date of the transaction. Therefore, the agreement was material at the time the Form 8-K was originally filed. Such information can be updated, but should not supersede the disclosure required as of the time of the filing.

Government Approval and Regulations, page 8

7.	Please expand your proposed revisions in response to prior comment 17 to describe clearly the material disbursement regulations that affect your business in this section.]

8.	We partially reissue prior comment 18. Please provide the disclosure regarding employees for the company as a whole. Currently, you have only provided disclosure of your wholly-owned subsidiary.

Security Ownership of Certain Beneficial Owners and Management, page 16

9.	We note that you have removed the total voting rights of all classes from the table. Given the voting rights of the Class A preferred stock to vote with the common stock, please revise to reflect the amount and percent ownership of the voting class as a whole.

Directors and Executive Officers, page 17

10.   Please revise the disclosure to clarify the time period during which Mr. Barch was employed with GNR. In addition, please add back the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Barch should serve as a director.

Executive Compensation, page 18

11.   Please reconcile the year end in this section, June 30, with the year end provided in the MD&A section, December 31. In addition, please disclose the material terms of the compensation paid from HDS to Mr. Barch, as required by Item 402(o) of Regulation S-K. Clarify whether such compensation will continue, in addition to the amount to be paid from Sunpeaks.

Certain Relationships and Related Party Transactions…, page 19

12.   Please tell us why your revised disclosure in response to prior comment 25 does not address the loans with related parties disclosed in your financial statements.

13.   Clearly disclose the amount paid to Mr. Justin Barch in the June 2011 transaction.

Recent Sales of Unregistered Securities, page 22

14.   We note your revisions in response to prior comment 28. Please further revise to clarify the date of each transaction, what exemption was relied upon for each transaction, and the facts supporting your reliance upon that exemption. Where you relied upon Regulation D for a particular transaction, disclose when you filed a Form D for that transaction.

Form 8-K filed March 22, 2012

15.   We note that you entered into the material agreements discussed in this Form 8-K. Please file as exhibits.

Form 8-K filed April 6, 2012

16.   Please file Exhibit 10.2 in the proper electronic format. Please also file Exhibits 10.1 and 10.2 to the Form 8-K filed on April 11, 2010, Exhibits 10.1 and 10.2 to the Form 8-K filed on April 18, 2012, Exhibit 10.1 to the Form 8-K filed on April 24, 2012, Exhibit 10.1 to the Form 8-K filed on April 25, 2012, Exhibit 10.1 to the Form 8-K filed on May 2, 2012, Exhibit 10.1 to the Form 8-K filed on May 4, 2012, and Exhibit 10.1 to the Form 8-K filed on May 11, 2012 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: (via e-mail) Gregg Jaclin, Esq.